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                      June 10, 2021

       C. Allan Swaringen
       Chief Executive Officer
       Jones Lang LaSalle Income Property Trust, Inc.
       333 West Wacker Drive
       Chicago, Illinois 60606

                                                        Re: Jones Lang LaSalle
Income Property Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed June 4, 2021
                                                            File No. 333-256823

       Dear Mr. Swaringen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Hannah Menchel at 202-551-5702 or Maryse Mills-Apenteng at 202-551-
       3457 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Real Estate & Construction
       cc:                                              Rosemarie Thurston